

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax: +81-3-5259-6311

August 2, 2010

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

>   **Re: Internet Initiative Japan Inc.**
>   **Form 20-F for the Year Ended March 31, 2009**
>   **Filed on September 29, 2009**
>   **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your letter dated July 14, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 18, 2010.

Form 20-F for the Year Ended March 31, 2009

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.   We note your response to prior comment 1 where you indicate for arrangements that are accounted for under ASC 985-605, you are able to establish VSOE of fair

value for the monitoring and operating services based on separate renewals as these services are "consistently priced within a narrow range."   Please quantify your terms "consistently priced" and "narrow range" and tell us how you apply these criteria in concluding that you are reasonably able to establish VSOE of fair value for your monitoring and operating services pursuant to ASC 985-605-25-7. In addition, your response indicates the monitoring and operating services are included in your contracts for periods ranging from one to five years. Tell us how the term of such services factor into your VSOE analysis**.**

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief